UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549



                          Schedule 13D


           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                           Norton Drilling Services, Inc.
                        (Name of Issuer)


     Common Stock Par Value $0.01 per share (the "Common Stock")
                 (Title of Class of Securities)


                             668632-10-2
                         (CUSIP Number)


David W. Ridley c/o Norton Drilling Company, 5211 Brownfield Hwy. #230
                   Lubbock, Texas 79407-3501, (806) 785-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)


                             February 6, 1998
    (Date of Event which Requires Filing of this Statement)



If the filing person has previous filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.668632-10-2

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
Persons

   Sherman H. Norton, Jr.


2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]

3) SEC Use Only



4) Source of Funds (See Instructions)

   PF

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)


6) Citizenship or Place of Organization

   United States of America

            7) Sole Voting Power

Number          2,763,359 shares of Common Stock (See Item 5)
of
shares      8) Shared Voting Power
beneficially
owned             None
by
each        9) Sole Dispositive Power
reporting
person         2,763,359 shares of Common Stock (See Item 5)
with
            10)Shared Dispositive Power

               None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

    2,763,359

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13) Percent of Class Represented by Amount in Row (11)

     10.4% (See Item 5)

14) Type of Reporting Person (See Instructions)

    IN

                          SCHEDULE 13D

CUSIP No. 668632-10-2

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
Persons

   S. Howard Norton, III.


2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]

3) SEC Use Only



4) Source of Funds (See Instructions)

   00

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)


6) Citizenship or Place of Organization

   United States of America

            7) Sole Voting Power

Number         1,025,696 shares of Common Stock (See Item 5)
of
shares      8) Shared Voting Power
beneficially
owned             None
by
each        9) Sole Dispositive Power
reporting
person         1,025,696 shares of Common Stock (See Item 5)
with
            10)Shared Dispositive Power

               None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

    1,025,696

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13) Percent of Class Represented by Amount in Row (11)

     3.9% (See Item 5)

14) Type of Reporting Person (See Instructions)

    IN

                          SCHEDULE 13D

CUSIP No. 668632-10-2

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
Persons

   John W. Norton


2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]

3) SEC Use Only



4) Source of Funds (See Instructions)

   00

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)


6) Citizenship or Place of Organization

   United States of America

            7) Sole Voting Power

Number         1,043,096 shares of Common Stock (See Item 5)
of
shares      8) Shared Voting Power
beneficially
owned             None
by
each        9) Sole Dispositive Power
reporting
person         1,043,096 shares of Common Stock (See Item 5)
with
            10)Shared Dispositive Power

               None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

    1,043,096

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13) Percent of Class Represented by Amount in Row (11)

     3.9% (See Item 5)

14) Type of Reporting Person (See Instructions)

    IN

                          SCHEDULE 13D

CUSIP No. 668632-10-2

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
Persons

   Barbara L. Norton


2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]

3) SEC Use Only



4) Source of Funds (See Instructions)

   00

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)


6) Citizenship or Place of Organization

   United States of America

            7) Sole Voting Power

Number         941,480 shares of Common Stock (See Item 5)
of
shares      8) Shared Voting Power
beneficially
owned             None
by
each        9) Sole Dispositive Power
reporting
person         941,480 shares of Common Stock (See Item 5)
with
            10)Shared Dispositive Power

               None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

    941,480

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13) Percent of Class Represented by Amount in Row (11)

     3.5% (See Item 5)

14) Type of Reporting Person (See Instructions)

    IN

                          SCHEDULE 13D

CUSIP No. 668632-10-2

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above
Persons

   Johnie P. Rose


2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]

3) SEC Use Only



4) Source of Funds (See Instructions)

   PF

5)Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)


6) Citizenship or Place of Organization

   United States of America

            7) Sole Voting Power

Number         1,355,827 shares of Common Stock (See Item 5)
of
shares      8) Shared Voting Power
beneficially
owned             None
by
each        9) Sole Dispositive Power
reporting
person         1,355,827 shares of Common Stock (See Item 5)
with
            10)Shared Dispositive Power

               None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

    1,355,827

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13) Percent of Class Represented by Amount in Row (11)

     5.1% (See Item 5)

14) Type of Reporting Person (See Instructions)

    IN

Item 1. Security and Issuer

This Amendment No. 2 (Amendment No. 2) amends and restates the Schedule 13D (including Amendment #1 thereto) filed by the Original Reporting Persons with the Securities and Exchange Commission (the "Commission") on December 17, 1991 and relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Norton Drilling Services, Inc., a Delaware corporation (the "Issuer") the principal executive offices of which are located at 5211 Brownfield Hwy. #230, Lubbock, Texas, 79407-3501.

Item 2. Identity and Background

(a) This statement is filed by each of Messrs. Sherman H. Norton, Jr. ("S.H. Norton, Jr."), S. Howard Norton, III ("S.H. Norton, III"), John
     W. Norton ("J.W. Norton"), Johnnie P. Rose ("J.P. Rose") and Ms. Barbara L. Norton ("Barbara Norton"). S.H. Norton, Jr., S.H. Norton, III, J.W. Norton, J.P. Rose and Barbara Norton are referred to herein collectively as the "Reporting Persons".

(b)-(c) The business address of each of the Reporting Persons is c/o Norton Drilling Company, 5211 Brownfield Hwy. #230, Lubbock, Texas, 79407-3501. The present principal occupation of S. H. Norton, Jr. is that of serving as the Chairman of the Board of the Issuer and as a contract representative of Norton Drilling Company, a Delaware corporation, ("Norton Drilling"). The principal executive offices of both Norton Drilling and the Issuer are located at 5211 Brownfield Hwy.#230, Lubbock, Texas, 79407-3501. Norton Drilling's principal business is that of domestic, on-shore oil and gas contract drilling. Norton Drilling is a wholly owned subsidiary of the Issuer. The Issuer is a holding company with one operating subsidiary, Norton Drilling. The present principal occupation of S.H. Norton, III is that of President, Secretary and Chief Executive Officer of the Issuer and a contract representative of Norton Drilling. The present principal occupation of J. W. Norton is that of Assistant Secretary and Chief Operating Officer of the Issuer and as a contract representative of Norton Drilling. The present occupation of J. P. Rose is that of serving as a drilling superintendent of Norton Drilling. The present occupation of Barbara Norton is that of serving as a receptionist/secretary of Norton Drilling. S.H. Norton, III,
            J. W. Norton and Barbara Norton are the children of S. H. Norton, Jr. J. P. Rose has no familial relationship to the other Reporting Persons.


(d)  None of the Reporting Persons, nor any other person identified in this
     Item 2, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons, nor any other person identified in this
     Item 2, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment , decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration

See the response to Items 4 and 6 (which are reported by reference herein) for a description of the consideration paid by the Reporting Persons for the shares of Common Stock acquired and the method of such acquisition.

Item 4. Purpose of Transactions

On October 1, 1991 (the "Closing Date"), the Issuer and its wholly owned subsidiary Norton Drilling, closed the merger and related transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 13, 1991, by and among the Issuer, Norton Drilling, Norton Drilling Company, a Texas corporation ("Norton Drilling/Texas") and the Reporting Persons as the then holders of all the capital Stock of Norton Drilling/Texas. Pursuant to the Merger Agreement, on the Closing Date the Reporting Persons surrendered for cancellation all the shares of capital Stock of Norton Drilling/Texas and caused Norton Drilling/Texas to be merged into Norton Drilling in exchange for the Issuer's payment to them of 5,000,000 shares of the Common Stock (the "Merger Shares"). The Issuer agreed in the Merger Agreement to issue 65,000 shares of the Merger Shares directly to a third party which acted as a financial consultant (the "Consultant") to Norton Drilling/Texas and the Reporting Persons in connection with the negotiation of the Merger Agreement and consummation of the transactions contemplated thereby (the Consultant received an additional 160,000 shares of the Common Stock pursuant to the Merger Agreement which shares were not deemed a part of the Merger Shares). Pursuant to the conversion formula provided in the Merger Agreement, each Reporting Person received 4500.45 shares of the Common Stock for each share of the Common Stock, par value $1.00 per share, of Norton Drilling/Texas held by such Reporting Person as of the Closing Date. Accordingly, after deducting the 65,000 shares of Common Stock issued to the Consultant out of the Merger Shares, as of the Closing Date, S.H. Norton, Jr. held 1,723,474 shares of Common Stock, S.H. Norton, III held 741,805 shares of Common Stock, J.W. Norton held 741,805 shares of Common Stock, J.P. Rose held 986,111 shares of Common Stock and Barbara Norton held 741,805 shares of Common Stock.

The Issuer agreed in the Merger Agreement to pay to the Reporting Persons an additional 1,000,000 to 1,250,000 shares of its Common Stock (the "Performance Consideration"), depending upon the market price thereof at the time of issuance, if Norton Drilling's oil and gas drilling operations, as acquired, earn an average of $3,000,000 per year for either the first two, three, four or five years after the Closing Date.

Pursuant to the Merger Agreement, the Issuer expanded its Board of Directors by three positions and appointed S.H. Norton, Jr., S.H. Norton, III, and J.W. Norton, as designees of the Reporting Persons, to fill such new positions. The Issuer covenanted to nominate and recommend for election to its Board up to three such designees so long as the Reporting Persons and certain permitted transferees ("Permitted Transferees") hold 75% or more of the shares of Common Stock constituting the Merger Shares; the Issuer is obliged to nominate and recommend for election or re-election, as the case may be, only two designees of the Reporting Persons as of such time as they and any Permitted Transferees collectively hold less than 75% (but not less than 25%) of the Merger Shares and no such designees as of such time as such persons and transferees hold less than 25% of the Merger Shares. "Permitted Transferees" is defined in the Merger Agreement to include, but is not limited to, certain members of the Reporting Persons' respective families, the Consultant and the Lubbock Bank (defined at Item 6).

The Reporting Persons entered into the Merger Agreement in order to realize value on their investments in Norton Drilling/Texas and affiliate with a publicly traded corporation which may be better able to obtain future financing, if necessary.

On January 16, 1992, S. H. Norton, Jr. transferred by way of gift in private placements (i) 8000 shares of Common Stock (an aggregate of 24,000 shares) to each of S.H. Norton, III, J.W. Norton and Barbara Norton and (ii) an aggregate of 34,000 shares of Common Stock to certain employees of Norton Drilling.

On October 22, 1992, Barbara Norton sold 20,000 shares of Common Stock on the open market.

On April 30, 1993, S.H. Norton, Jr. transferred by way of gift in private placements 22,000 shares of Common Stock (an aggregate of 66,000 shares) to each of S.H. Norton, III, J.W. Norton and Barbara Norton.

On May 21, 1993, Norton Drilling paid an aggregate of $2,500,000 to the First National Bank at Lubbock ("First National Banks") in full and final payment of a loan of $3,913,098.06 made by the First National Bank to Norton Drilling pursuant to a loan agreement dated September 30, 1991 as amended. The payment of $2,500,000 was financed as follows: (i) $1,900,000 was provided by The Plains National Bank of Lubbock ("Plains Bank") pursuant to a Loan Agreement with Norton Drilling dated May 21, 1993 at Plains Bank Prime Rate plus 3.5% (ii) $410,000 was provided by S. H. Norton, Jr. in exchange for a Subordinated Convertible Note due May 1998 (the "Notes") issued by Norton Drilling at an annual rate of interest equal to Plains Bank Prime Rate which Note is convertible at the option of the Note holder into shares of Common Stock of the Issuer at a conversion price ("Conversion Price") of $0.44 per share at any time before close business on May 18, 1998
(iii) $90,000 was provided by J. P. Rose in exchange for a Note upon the same terms and conditions as the Note issued to S. H. Norton, Jr. described in (ii) above and (iv) $100,000 of the payment was provided by the Issuer. Copies of the Notes issued to each of S. H. Norton, Jr. and J. P. Rose are attached hereto as Exhibits D and F and are incorporated by reference herein. The Notes and the shares of Common Stock into which they are convertible are sometimes referred to herein as (the "Securities").

Personal funds of S. H. Norton, Jr. and J. P. Rose were used to purchase the Notes.

In connection with the purchase of the Notes, S. H. Norton Jr. and J. P. Rose entered into Subscription Agreements pursuant to which they each represented that they are acquiring the Securities solely for investment purposes and not with a view to or for resale in connection with any distribution. S. H. Norton, Jr. and J. P. Rose purchased the Notes in order to provide part of the financing necessary to enable Norton Drilling to take advantage of the favorable debt restructuring offered and to enable the Issuer to substantially reduce its consolidated debt.

On January 23, 1996 and February 29, 1996, S. H. Norton, Jr. purchased 125,000 and 50,000 shares, respectively, of Common Stock in a private placement.

On February 29, 1996, J. P. Rose purchased 50,000 shares of Common Stock in a private placement.

On November 6, 1996, S. H. Norton, Jr. purchased 10,000 shares of Common Stock on the open market.

On February 14, 1997, S. H. Norton, Jr. transferred by way of gift 16,000 shares of Common Stock to each of S. H. Norton, III and J. W. Norton and 10,000 shares of Common Stock to Barbara Norton for a total of 42,000 shares.

On February 24, 1997, the Issuer issued to S. H. Norton, Jr. 657,024 warrants to purchase Common Stock of the Issuer as compensation for his guarantee of certain obligations of Norton Drilling to The Plains National Bank of West Texas. 640,000 of the warrants were issued at the conversion price of $0.50 and 17,024 of the warrants were issued at the conversion price of $0.78125. The warrants expire on February 24, 2007.

On March 23, 1997 the Issuer approved the issuance of 396,071 shares of Common Stock as payment for compensation which had been earned in prior years, but not paid, to the following individuals in the following amounts:

     S. H. Norton, Jr.        147,067 shares of Common Stock
     S. H. Norton, III         58,217 shares of Common Stock
     J. W. Norton         75,616 shares of Common Stock
     J. P. Rose               115,171 shares of Common Stock

On April 1, 1997, S. H. Norton, Jr. received warrants to purchase 32,000 shares of Common Stock as compensation for his guarantee of certain obligations of Norton Drilling to The Plains National Bank of West Texas. The options were issued at a conversion price of $0.625.

On September 5, 1997, S. H. Norton, Jr. transferred by way of gift warrants to purchase 689,024 shares of Common Stock to the Norton Family Trust. The trust's three beneficiaries who each share equally in the trust are S. H. Norton, III, J. W. Norton and Barbara Norton.

On November 4, 1997, each of S. H. Norton, Jr., S. H. Norton, III, J. W. Norton and Barbara Norton sold 4,250 shares of Common Stock on the open market at $3.7849 per share for a total of 17,000 shares.

On November 5, 1997, each of S. H. Norton, Jr., S. H. Norton, III, J. W. Norton and Barbara Norton sold 21,750 shares of Common Stock on the open market at $3.804 per share for a total of 87,000 shares.

On November 6, 1997, each of S. H. Norton, Jr., S. H. Norton, III, J. W. Norton and Barbara Norton sold 24,000 shares of Common Stock on the open market at $3.8551 per share for a total of 96,000 shares.

On November 13, 1997, S. H. Norton and J. P. Rose converted the subordinated convertible notes into 1,136,363 shares of Common Stock.

On December 22, 1997, S. H. Norton, Jr. transferred by way of gift 8,000 shares of Common Stock to his step-daughter, Jennifer Swigart.

On February 6, 1998, the Issuer granted options to purchase shares of its Common Stock to each of the following Reporting Persons in the quantities listed. One-third of the options each year vest to each person if that person is in the employ of Norton Drilling on the vesting dates. The option price is $1.50 per share.

Reporting Person              Quantity           Vesting Dates
S. H. Norton, III             180,000   February 1, 1999, 2000 and 2001
J. W. Norton                  180,000   February 1, 1999, 2000 and 2001
Barbara Norton             3,000   February 1, 1999, 2000 and 2001
J. P. Rose                60,000   February 1, 1999, 2000 and 2001

Other than as reported above, the Reporting Persons have no plans or proposals which relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or to the actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons as a group may be deemed to be the beneficial owners of 7,129,458 shares of Common Stock.

     As of the date of this statement there are 25,844,799 shares of Common Stock outstanding and together with the warrants for 689,024 shares of Common Stock held by The Norton Family Trust, constitute a total of 26,533,823 shares (the "Outstanding Shares"). The shares of Common Stock held by the Reporting Persons represent 26.7% of the Outstanding Shares.

(b) S. H. Norton, Jr. may be deemed to have direct power to vote and dispose of and to direct the voting and disposition of 2,763,359 shares of Common Stock; such shares represent 10.4% of the Outstanding Shares.

     By virtue of the warrants to purchase 229,674 shares of Common Stock he now holds, S. H. Norton, III may be deemed to have direct power to vote and dispose of and to direct the voting and disposition of 1,025,696 shares of Common Stock; such shares represent 3.9% of the Outstanding Shares.

     By virtue of the warrants to purchase 229,675 shares of Common Stock he now holds, J. W. Norton may be deemed to have direct power to vote and dispose of and to direct the voting and disposition of 1,043,096 shares of Common Stock; such shares represent 3.9% of the Outstanding Shares.

     By virtue of the warrants to purchase 229,675 shares of Common Stock she now holds, Barbara Norton may be deemed to have direct power to vote and dispose of and to direct the voting and disposition of 941,480 shares of Common Stock; such shares represent 3.5% of the Outstanding Shares.

     J. P. Rose may be deemed to have direct power to vote and dispose of and to direct the voting and disposition of 1,355,827 shares of Common Stock; such shares represent 5.1% of the Outstanding Shares.

(c) Other than described in this Item 5, none of the Reporting Persons have engaged in any transactions with respect to the shares of Common Stock required to be reported in response to this Item 5 during the past sixty (60) days.

(d) Except as expressly set forth in this Statement, no persons other than the Reporting Persons beneficially own any of the shares of Common Stock which may be deemed beneficially owned by the Reporting Persons and the Reporting Persons do not know of any other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares owned beneficially by the Reporting Persons.

(e)  Not applicable.

Notwithstanding anything contained in this Item 5, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that nay of the Reporting Persons, nor any other person identified in Item 2 hereof, is the beneficial owner of any of the Issuer's securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, Regulation 13D-G of the General Rules and Regulations under such Act or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Also pursuant to the Merger Agreement the Issuer granted to the Reporting Persons two "demand" and two "piggy-back" registration rights with respect to the Merger Shares and the Performance Compensation, if any. Permitted Transferees of any shares of Common Stock comprising the Merger Shares or Performance Compensation are entitled to the benefits of such registration rights. Section 6.2(c) of the Merger Agreement (attached hereto as Exhibit
B) is incorporated by reference herein.

S.H. Norton, Jr. personally guaranteed (the "Guarantee") a loan (the "Loan") made by the First National Bank of Lubbock (the "Lubbock Bank") to Norton Drilling/Texas pursuant to a Loan Agreement (the "Loan Agreement"), dated September 30, 1991, between Norton Drilling/Texas and the Lubbock Bank. In the Loan Agreement, S.H. Norton, Jr. covenanted to secure his Guarantee by entering into a security agreement (the "Security Agreement") with the Lubbock Bank and pledging to it 1,400,000 shares of the Common Stock he acquired under the Merger Agreement. The principal amount of the Loan was $4,390,487.10 as of September 30, 1991 and was payable in twenty-three equal monthly installments of $92,500 commencing October 10, 1991, and a twenty-fourth installment of the balance of principal and interest on or before September 10, 1993. S.H. Norton, Jr. may be released from his obligations under the Guarantee under certain conditions specified therein. The
Guarantee is attached hereto as Exhibit C.

Except as set forth herein, the Reporting Person do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to any agreements concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fee, (iii) joint ventures, (iv) loan or profits, (vii) division of

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profits or losses or (viii) the giving or withholding of proxies.

On May 26, 1993, S. H. Norton, Jr. and J. P. Rose entered into Subscription Agreements with the Issuer and Norton Drilling pursuant to which they purchased Subordinated Convertible Notes in the principal amounts of $410,000 and $90,000 respectively. The Notes, which mature on May 18, 1998, are at an annual rate of interest of Prime Rate as published by the Plains Bank of Lubbock and provide for (i) the redemption of the Notes, at 100% of their principal amount at any time, at the option of Norton Drilling, without prepayment penalty, provided that without the written consent of the Plains Bank, the Note may not be redeemed prior to the repayment in full by Norton Drilling of all amounts owing to the Plains Bank, (ii) the conversion of the principal amount of the Notes or any part thereof (not less than $1000) into shares of Common Stock of the Issuer at a conversion price of $0.44 per share (the "Conversion Price") and (iii) the subordination of the Note to all present indebtedness of Norton Drilling, including indebtedness pursuant to that certain loan-agreement between the Company and the Plains Bank dated May 21, 1993. The Conversion Price was determined by the Board of Directors of the Company at its meeting on May 19, 1993, at a premium over the average of the bid and ask price of the shares of Common Stock on the close of business of May 18, 1993.

The Subscription Agreements provide among other things, that both S. H. Norton, Jr. and J. P. Rose are purchasing the Securities for investment purposes and not with a view to resale or distribution.

The Subscription Agreements further provide that the Securities have not been registered under the Securities Act of 1933 by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of S. H. Norton, Jr. and J. P. Rose and that the Notes are and the shares of Common Stock of the Issuer when issued pursuant to the conversion provisions of the Note will be "restricted securities" under applicable federal securities laws. The Issuer has made no undertaking nor given any assurance in the Subscription Agreements or elsewhere to register any of the Securities under the Securities Act or to take any action so as to permit sales pursuant to the Securities Act. Accordingly, S. H. Norton, Jr. and J. P. Rose have agreed in the Subscription Agreements that they will not dispose of the Securities except pursuant to a registration of the Securities under the Securities Act of 1933 and all applicable state securities laws or in a transaction which is exempt therefrom and that the certificates evidencing the Securities may bear a legend making reference to the foregoing restrictions.

Item 7. Material to be Filed as Exhibits

     None


Signature

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


April 20, 1998


 /s/ Sherman H. Norton, Jr.
Sherman H. Norton, Jr., on his own behalf and as attorney-in-fact for the other Reporting Persons named in this Statement.

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